SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

DECEMBER 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Mark J. Pincus
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,021,999 (1)(2)(3)(4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 57,021,999 (1)(2)(3)(4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021,999 (1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.0%(5)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 5,547 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2021.
(2)	Includes 30,145,532 shares of Class A common stock held by The 4D Revocable Trust, a grantor trust, of which Mr. Pincus serves as trustee.
(3)	Includes 24,625,912 shares of Class A common stock held by Ogden Enterprises LLC, of which Mr. Pincus serves as manager.
(4)	Includes 2,000,000 shares of Class A common stock held by the Pincus Family Fund, a charitable trust, of which Mr. Pincus serves as trustee.
(5)	Based on 1,130,523,490 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons The 4D Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 30,145,532 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 30,145,532 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,145,532 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.7% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by The 4D Revocable Trust.
(2)	Based on 1,130,523,490 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Ogden Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,625,912 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,625,912 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,625,912 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.2% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(2)	Based on 1,130,523,490 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Pincus Family Fund
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,000,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,000,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.2% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(2)	Based on 1,130,523,490 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Pincus.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street

San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Mark J. Pincus

The 4D Revocable Trust

Ogden Enterprises LLC

Pincus Family Fund

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Item 2(c).	Citizenship:

Mark J. Pincus	USA

The 4D Revocable Trust	California

Ogden Enterprises LLC	Delaware

Pincus Family Fund	California

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Mark J. Pincus	57,021,999 (1)(2)(3)(4)

The 4D Revocable Trust	30,145,532 (5)

Ogden Enterprises LLC	24,625,912 (6)

Pincus Family Fund	2,000,000 (7)

(b) Percent of Class:

Mark J. Pincus	5.0% (8)

The 4D Revocable Trust	2.7% (8)

Ogden Enterprises LLC	2.2% (8)

Pincus Family Fund	0.2% (8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Mark J. Pincus	57,021,999 (1)(2)(3)(4)

The 4D Revocable Trust	30,145,532 (5)

Ogden Enterprises LLC	24,625,912 (6)

Pincus Family Fund	2,000,000 (7)

(ii) Shared power to vote or to direct the vote:

Mark J. Pincus	0

Ogden Enterprises LLC	0

Pincus Family Fund	0

(iii) Sole power to dispose or to direct the disposition of:

Mark J. Pincus	57,021,999 (1)(2)(3)(4)

The 4D Revocable Trust	30,145,532 (5)

Ogden Enterprises LLC	24,625,912 (6)

Pincus Family Fund	2,000,000 (7)

(iv) Shared power to dispose or to direct the disposition of:

Mark J. Pincus	0

Ogden Enterprises LLC	0

Pincus Family Fund	0

(1)	Includes 5,547 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2021.
(2)	Includes 30,145,532 shares of Class A common stock held by The 4D Revocable Trust.
(3)	Includes 24,625,912 shares of Class A common stock held by Ogden Enterprises LLC.
(4)	Includes 2,000,000 shares of Class A common stock held by the Pincus Family Fund.
(5)	Represents shares of Class A common stock held directly by The 4D Revocable Trust.

(6)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(7)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(8)	Based on 1,130,523,490 shares of Class A common stock outstanding as of December 31, 2021, as reported by the Issuer to Mr. Pincus.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark J. Pincus
Mark J. Pincus

THE 4D REVOCABLE TRUST

/s/ Mark J. Pincus
Mark J. Pincus, Trustee

OGDEN ENTERPRISES LLC

/s/ Mark J. Pincus
Mark J. Pincus, Manager

PINCUS FAMILY FUND

/s/ Mark J. Pincus
Mark J. Pincus, Trustee
Dated: February 11, 2022

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)